Exhibit 99.2

VS MEDIA Holdings Limited

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

June 10, 2024

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSAL AND NOMINEES.

Proposal I.

RESOLVED: to ratify and approve the appoint of Assentsure PAC as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal II.

RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association

2.01 Nga Fan Wong be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

2.02 Ho Ling Honnus Cheung be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

2.03 Rose Ellen Steinberg be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

2.04 Liqian Liao be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal III.

RESOLVED, that

A the Company undertakes a share combination (the “Share Combination”) whereby (i) every seven (7) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every seven (7) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A , with such Share Combination to be effective on such date as determined by the Board of Directors, which date must be on or before June 17, 2024 and such date shall be announced by the Company (the “Effective Date”);

B. where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 7 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number);

C. any director of the Company (each a “Director”) be authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Combination, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Combination; and

D. the Company’s share registrar, Transhare Corporation, be authorized and instructed to make entries in the register of members of the Company to record and give effect to the Share Combination (the “Share Combination Proposal”).

___ FOR	___ AGAINST	___ ABSTAIN

Proposal IV.

to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals I – III.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of VS MEDIA Holdings Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated:

2